Exhibit 99.1

Wallbox Announces Strong Second Quarter 2022 Financial Results and the Acquisitions of COIL Inc. and ARES Electronics

BARCELONA, SPAIN—August 10, 2022—Wallbox (NYSE:WBX), a leading provider of electric vehicle (EV) charging and energy management solutions worldwide, today announced its financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Highlights:

•	Generated record revenues of €39.5 million, an increase of 124% compared to the second quarter of 2021

•	Achieved gross margins of 41.1%

•	Sold almost 64,000 chargers, a 95% increase compared to the second quarter of 2021

•	Announced strategic partnership with Nissan to provide charger and installation services to buyers of its new Ariya EV across the U.S.

•	Acquired COIL Inc., a leading EV charging installer serving the U.S. market, enabling in-house installation and maintenance solutions for commercial, public and residential charging applications

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Acquired ARES Electronics, an innovative provider of printed circuit boards, expanding Wallbox’s design and manufacturing capabilities while increasing innovation cycle time and improving its supply chain resilience.

Executive Commentary

Enric Asuncion, CEO of Wallbox, said, “It’s been a very busy quarter for Wallbox. The team performed very well and once again, exceeded expectations. Revenue grew by 124% on a year-over-year basis, and we’re really pleased with our gross margin of 41.1%. We’ve forged amazing new partnerships, aggressively ramped production of our Supernova DC fast chargers, and acquired two leading companies that are expected to expand our offering, improve our capabilities, and strengthen our competitive position in a fast growing market. While geo-political uncertainty and inflation pose challenges to most businesses, we’re uniquely positioned in a very attractive market that is benefiting from strong secular tailwinds.”

Mr. Asuncion continued, “I’m also very excited to welcome both COIL and ARES Electronics to Wallbox. COIL expands our addressable market and enables a full service offering of hardware, software, and now installation services in North America. COIL is considered by many as the premier installer within the U.S. market and we’re looking forward to helping them expand and scale their business. ARES Electronics has been a trusted provider of innovative printed circuit boards (PCBs) to Wallbox for years, and is expected to bring unique capabilities that further differentiate our technology while improving our vertical integration. In a time where continued supply chain uncertainty persists, bringing this critical component in-house is a key differentiation.

We continue to perform exceptionally well. The demand for EVs around the world appears to be at an inflection point, and a critical mass of shoppers are now considering leaving traditional vehicles behind as governments around the world incentivise the adoption of green transportation. While the long-term trends all point to continued growth, EV manufacturing capacity continues to be in focus. Gaining market share is a key objective at Wallbox, and doing so successfully in an environment where EV manufacturing capacity and deliveries lag consumer demand we see as a testament to our business model and solid execution by the team.”

Financial Outlook—Third Quarter and Full Year 2022

The following reflects the company’s expectations for select key financial metrics for the third quarter of 2022.

•	Expects third quarter 2022 revenue to be in the range of €44 and €49 million, representing an approximate quarterly year-over-year growth rate between 140% and 170%

•	Expects gross margin of approximately 40%

Full year 2022

•	Expects full-year 2022 revenue in the range of €175 and €195 million, representing an approximate annual year-over-year growth rate of between 145% and 170%

Conference Call Information

Wallbox NV will host a conference call to discuss the results and provide a business update at 8:00 AM Eastern Time today, August 10, 2022. The live audio webcast and presentation, along with supplemental information, will be accessible on Wallbox’s Investor Relations website at https://investors.wallbox.com/overview/default.aspx. A recording of the webcast will also be available following the conference call.

Wallbox Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox’s future financial results management expectations, and new capabilities as a result of its recent acquisitions and partnerships. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “predict,” “potential,” “continue” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Wallbox’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; impacts resulting from the conflict between Russia and Ukraine; risks related to macro-economic conditions and inflation; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; and other important factors discussed under the caption ““Risk Factors”” in Wallbox’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

About Wallbox

Wallbox is a global technology company, dedicated to changing the way the world uses energy. Wallbox creates advanced electric vehicle charging and energy management systems that redefine users’ relationship to the grid. Wallbox goes beyond electric vehicle charging to give users the power to control their consumption, save money, and live more sustainably. Wallbox offers a complete portfolio of charging and energy management solutions for residential, semi-public and public use in more than 100 countries around the world. Founded in 2015 and headquartered in Barcelona, the company now employs approximately 1,100 people in its offices in Europe, Asia, and the Americas. For additional information, please visit www.wallbox.com.

Wallbox Public Relations Contact:	Wallbox Investor Contact:
Elyce Behrsin	Matt Tractenberg
Public Relations	VP, Investor Relations
Press@wallbox.com	Matt.Tractenberg@wallbox.com
+34 622 513 358	+1 404-574-1504

Source: Wallbox NV